

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2022

Kim Thompson
President, Chief Executive Officer and Chief Financial Officer
Kraig Biocraft Laboratories, Inc.
2723 South State St., Suite 150
Ann Arbor, Michigan 48104

> **Re: Kraig Biocraft Laboratories, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2022**
> **File No. 333-262631**

Dear Mr. Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Louis Taubman, Esq.